Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Quarter ended		Year ended December 31,
	March 31, 2015	March 31, 2014 (1)	2014 (1)	2013	2012	2011	2010

Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes	$104,965	$74,051	($156,892)	$320,305	$160,282	$239,148	$242,942

Fixed charges :

Interest expense and capitalized interest	46,831	67,740	688,280	315,685	379,086	505,523	653,603

Estimated interest component of net rental payments	3,324	2,925	11,665	9,874	9,752	13,470	26,688

Total fixed charges including interest on deposits	50,155	70,665	699,945	325,559	388,838	518,993	680,291

Less: Interest on deposits	25,864	26,858	105,087	137,364	184,089	269,487	350,881

Total fixed charges excluding interest on deposits	24,291	43,807	594,858	188,195	204,749	249,506	329,410

Income before income taxes and fixed charges (including interest on deposits)	$155,120	$144,716	$543,053	$645,864	$549,120	$758,141	$923,233

Income (loss) before income taxes and fixed charges (excluding interest on deposits)	$129,256	$117,858	$437,966	$508,500	$365,031	$488,654	$572,352

Ratio of earnings to fixed charges

Including interest on deposits	3.1	2.0	(A)	2.0	1.4	1.5	1.4

Excluding interest on deposits	5.3	2.7	(A)	2.7	1.8	2.0	1.7

Ratio of earnings to fixed charges and preferred stock dividends

Including interest on deposits	3.0	2.0	(A)	2.0	1.4	1.4	1.4

Excluding interest on deposits	5.0	2.6	(A)	2.6	1.8	1.9	1.7

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.
(A)	During the year ended December 31, 2014, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $161 million to achieve ratios of 1:1 in the corresponding period of 2014.